As filed with the Securities and Exchange Commission on February 19, 2003

Registration No. 33-48173

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

GRUPO SIMEC, S.A. de C.V.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[X] on February 20, 2003 at 9:00am.
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of June 30, 1993, as amended and restated as of ____________, 2003, among Grupo Simec, S.A. de C.V., The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, February 19, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Series B Common Stock, Without Par Value, each, of Grupo Simec, S.A. de C.V..

By:

The Bank of New York,
 As Depositary

By: /s/ HERNAN F. RODRIGUEZ

Name: Hernan F. Rodriguez

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Grupo Simec, S.A. de C.V. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Guadalajara, Mexico on February 19, 2003.

GRUPO SIMEC, S.A. de C.V.

By:  /s/ LUIS GARELA LIMÓN
Name: Luis Garela Limón

Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on February 19, 2003.

/s/ RUFINO VIGIL GONZÁLEZ Name: Rufino Vigil González Chairman and Director	/s/ MARISELA MARTINEZ Name: Marisela Martinez Authorized U.S. Representative
/s/ JOSÉ LUIS RICO MACIEL Name: José Luis Rico Maciel Secretary and Director	/s/ ADOLFO LUNA LUNA Name: Adolfo Luna Luna Principal Accounting Officer
/s/ EDUARDO VIGIL GONZÁLEZ Name: Eduardo Vigil González Director	/s/ ADOLFO LUNA LUNA Name: Adolfo Luna Luna Principal Financial Officer
/s/ RAUL VIGIL GONZÁLEZ Name: Raúl Vigil González Director	/s/ LUIS GARCIA LIMÓN Name: Luis García Limón Principal Executive Officer
/s/ RODOLFO GARCIA GÓMEZ DE PARADA Name: Rodolfo García Gómez de Parada Director
/s/ GERARDO ARTURO AVENDANO GUZMAN Name: Gerardo Arturo Avendaño Guzmán Director
/s/ JUAN MENDEZ MARTINEZ Name: Juan Méndez Martínez Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of June 30, 1993, as amended and restated ____________, 2003, among Grupo Simec, S.A. de C.V., The Bank of New York as Depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Previously filed.
5	Certification under Rule 466.